RedHill Biopharma Ltd.
21 Ha'arba'a St.

Tel Aviv, 6473921, Israel

August 6, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

RE:	RedHill Biopharma Ltd.
Registration Statement on Form F-3
Filed July 24, 2019
File No. 333-232777

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, RedHill Biopharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 to 4:00 p.m., Eastern Time on August 8, 2019, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

RedHill Biopharma Ltd.

By:	/s/ Dror Ben- Asher
Dror Ben-Asher
Chief Executive Officer